EXECUTIVE EMPLOYMENT AGREEMENT

(Allan Oberman)

Executive Employment Agreement dated as of the 1st day of November 2016 (the "Effective Date") between Concordia International Corp. (the "Corporation") and Allan Oberman (the "Executive").

RECITALS

The Corporation wishes to employ the Executive, and the Executive wishes to be employed by the Corporation, under the terms of this Agreement.

In consideration of the mutual covenants and agreements contained in this Agreement (the receipt and adequacy of which are acknowledged), the parties agree as follows.

1. DEFINITIONS

Defined Terms.

1.1 As used in this Agreement, the following terms have the following meanings:

1.2 "**Affiliate**" as to any person means any other person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such person. The term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with" as used with respect to any person) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person whether through ownership of voting securities, by contract or otherwise.

1.3 "**Base Salary**" has the meaning set forth in Section 3.1;

1.4 "**Benefits**" has the meaning set forth in Section 3.5;

1.5 "**Board of Directors**" means the board of directors of the Corporation;

1.6 "**Bonus**" has the meaning set forth in Section 3.2;

1.7 "**Business**" means the businesses carried on by the Corporation and its Affiliates from time to time, currently consisting of (i) the discovery, enhancement and in-licensing of

drug delivery technologies and pharmaceutical compounds; and (ii) the development, manufacturing, licensing and marketing of proprietary pharmaceutical specialities, existing and new molecule pharmaceutical specialities and generic difficult to copy off patent drugs;

1.8 "**Business Day**" means any day of the year, other than a Saturday, Sunday or any day on which banks are required or authorized to close in Toronto, Ontario;

1.9 "**Cause**" means:

(a) the inability of the Executive to perform his duties due to a legal or contractual impediment such as an injunction, restraining order or other type of judicial judgment, a decree or order entered against the Executive, or a conflicting contractual obligation of the Executive, and a failure by the Executive to commence curing such default within (5) Business Days following receipt of a written notice of default from the Corporation and to complete such cure within thirty (30) days following receipt of such notice;

(b) a material breach by the Executive of the Executive's material duties and obligations hereunder, or of any of the material restrictions or covenants contained in this Agreement (other than as a result of a disability referred to in Section 4.8), excluding the restrictions or covenants in Articles 5, 6, 7 and 8 of this Agreement, following a written notice of such breach from the Corporation and failure by the Executive to cure such breach within ten (10) Business Days following receipt of such notice;

(c) a breach by the Executive of any of the restrictions or covenants in Articles 5, 6, 7 or 8 of this Agreement and a failure by the Executive to cure such default within (5) Business Days following receipt of a written notice of that default from the Corporation;

(d) a material breach or neglect of the material duties and obligations of the Executive under this Agreement that is demonstrably willful or deliberate on the part of the Executive, or that is committed in bad faith or without reasonable belief that such breach is in the best interests of the Corporation, or other serious

misconduct in the course of carrying out those duties or obligations;

(e) a conviction of the Executive, or the entering of a guilty plea or a plea of no contest by the Executive, with respect to any crime involving fraud, larceny or embezzlement, or any other crime involving moral turpitude;

(f) any act of fraud, misappropriation, dishonesty, embezzlement or similar conduct against the Corporation or any of its Affiliates;

(g) any other act or omission of the Executive that would in law permit an employer to terminate the employment of an employee without notice or payment in lieu of notice.

1.10 **"Change of Control"** means the occurrence of any one or more of the following events:

(a) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates that individually or collectively Control the Corporation, and another corporation or other entity, as a result of which the holders of Common Shares immediately prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(b) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Affiliates which have an aggregate fair market value greater than 50% of the combined fair market value of the assets, rights and properties of the Corporation and its Affiliates on a consolidated basis, to any other person or entity, save and except where it involves disposition to a wholly-owned Affiliate of the Corporation in the course of a reorganization of the assets of the Corporation and its Affiliates;

(c) a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(d) any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Common Shares of the Corporation which, when added to the Common Shares owned of record or beneficially by the Acquiror or which the

Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Affiliates of the Acquiror to cast or to direct the casting of 50% or more of the votes attached to all of the Corporation's outstanding Common Shares which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(e) an Acquiror (i) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Common Shares of the Corporation which, when added to the Common Shares owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Affiliates of the Acquiror to cast or to direct the casting of more of the votes attached to all of the Corporation's outstanding Common Shares which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors) than the number of Common Shares which may be voted or directed to vote by the Corporation and its Affiliates or Subsidiaries, and (ii) exercises effective control over the management and operations of the Corporation;

(f) as a result of or in connection with: (i) a contested election of directors; or (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity where the nominees named in the most recent management information circular of the Corporation for election to the Board of Directors shall not constitute a majority of the Board of Directors; or

(g) the Board of Directors adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent. The foregoing definition of "Change of Control" shall also apply to an entity that subsequent to any Change of Control controls the Corporation.

1.11 **"Confidential Information"** means all information, data, technology, material or other property of any kind and in whatever form, that is owned, possessed or controlled by, or licensed to, the Corporation or any of its Affiliates, including, without limitation, all

information related to the development, manufacture, supply, distribution or sale of products or services of the Corporation and its Affiliates, all names of or lists of licensors, licensees, consultants, customers and suppliers of the Corporation and its Affiliates, or which pertain to the Corporation and its Affiliates, and any other information belonging to or in the possession of the Corporation or its Affiliates, that the Corporation or any Affiliate treats or is obliged by contract or law to treat as confidential. The phrase "Confidential Information", however, shall not include information that:

(a) has become or known to the public otherwise than by any unauthorized act or omission of the Executive; or

(b) the Executive is required by law to disclose, provided that, unless prohibited by law, the Executive first notifies the Chief Legal Officer of the Corporation at the first reasonable opportunity that the Executive is required to disclose such Confidential Information and the Executive affords the Corporation an opportunity to seek a protective order from the courts within the time constraints imposed by the law requiring disclosure.

1.12 "**Customer**" means any person who, during the course of employment or in the event of termination of employment, in the twelve (12) months preceding the date of termination of the Executive's employment hereunder for any reason, has (i) purchased or licensed from or to the Corporation or its Affiliates any technology, know-how, intellectual property, product or service produced, supplied, sold, licensed or distributed by the Corporation or its Affiliates or, (ii) sold, licensed or supplied to the Corporation or its Affiliates any technology, know-how, intellectual property, product or services to be used, produced, sold, licensed or distributed by the Corporation or its Affiliates;

1.13 "**Development**" means any discovery, invention, design, technology, improvement, concept, specification, creation, development, treatment, computer program, method, process, apparatus, specimen, formula, formulation, product, hardware or firmware, drawing, report, memorandum, article, letter, notebook and any other work of authorship or inventions (whether or not patentable or copyrightable) and any legally recognized intellectual property (including, but not limited to, patents, copyrights, trademarks,

topographies, know-how and trade secrets), the Confidential Information and all records and copies of records relating to the foregoing, that are conceived, recorded, created, developed or invented in whole or in part by the Executive (individually or in collaboration with others) in the course of his employment with the Corporation.

1.14 "**Good Reason**" means the occurrence, without the Executive's express written consent, of any one of the following with respect to the Executive:

(a) a material reduction in responsibilities, except as a result of the Executive's death, disability or retirement;

(b) a material reduction in the annual compensation of the Executive;

(c) a material adverse change to positions, duties, responsibilities and/or status of the Executive;

(d) a material adverse change in upstream or downstream reporting relationships of the Executive;

(e) the Executive's removal from the Board of Directors;

(f) a requirement that the Executive relocate; or

(g) any change(s) to the employment relationship that would constitute constructive dismissal according to the common law of Ontario and that are not otherwise provided for in this Agreement.

1.15 "**including**" means including without limitation.

1.16 "**Intellectual Property Rights**" means all worldwide intellectual and industrial property rights in connection with any Development including;

(a) patents, inventions, discoveries and improvements;

(b) copyrights;

(c) trademarks;

(d) trade secrets;

(e) industrial and artistic designs; and

(f) the right to apply for registration or protection of any of the foregoing.

1.17 "**Notice of Resignation Period**" has the meaning set forth in Section 4.1(a).

1.18 "**Option**" shall have the meaning set out in the Stock Option Plan of the Corporation.

1.19 "**person**" means any individual, corporation, limited liability corporation, limited or general partnership, joint venture, association, joint-stock corporation, trust, plan, unincorporated organization or government or any entity or political subdivisions thereof.

1.20 "**Prospective Customers**" means any person who, during the course of employment or in the event of termination of employment, in the twelve (12) months preceding the date of termination: (i) was solicited by the Executive on behalf of the Corporation or its Affiliates for any purpose relating to the Business; or (ii) was to the knowledge of the Executive, solicited by the Corporation or its Affiliates for any purpose relating to the Business; or (iii) to the knowledge of the Executive, solicited the Corporation or any of its Affiliates for any purpose relating to the Business.

1.21 "**Stock Option Plan**" means any plan that may from time to time be put in place by the Corporation governing the issuance of options to purchase shares in the capital of the Corporation.

1.22 "**Territory**" means the any country which accounts for 20% or more of the Corporation's consolidated revenues on the date on which the Executive's employment with the Corporation ceases.

2. EMPLOYMENT POSITION

2.1 On the terms and subject to the conditions hereinafter contained, the Executive will be employed by the Corporation as Chief Executive Officer of Concordia International Corp. and shall be appointed as a member of the Board of Directors.

Duties of Employment

2.2 The Executive shall report to and be subject to the general direction of the Board of

Directors of the Corporation.

Full and Faithful Service

2.3 The Executive:

(a) shall well and faithfully serve the Corporation and its Affiliates to the best of his ability;

(b) acknowledges that his employment by the Corporation shall be his sole occupation and that he will devote substantially all of his business efforts, time and attention to the performance of his duties;

(c) shall not actively engage in any other employment, occupation or consulting activity for any direct or indirect compensation without the prior approval of the Board of Directors; provided, however, that the Executive may (a) serve on the boards of directors of other companies that are not direct competitors of the Corporation (subject to reasonable approval of the Board of Directors) and boards of trade associations or charitable organizations; (b) engage in charitable activities and community affairs; or (c) manage the Executive's personal investments and affairs, as long as such activities do not materially interfere with the Executive's duties and responsibilities to the Corporation or present any conflict of interest with the Corporation or the Business;

(d) shall use his best efforts to promote the success of Corporation and of the Business now or hereafter conducted by the Corporation and its Affiliates;

(e) shall not engage in any activity that would impair his duties or obligations to the Corporation or that would put the Executive in conflict with respect to such duties and obligations; and

(f) shall comply with (i) all the lawful policies and procedures established by the Corporation, that are brought to the attention of the Executive, and (ii) all applicable laws, rules and regulations, and all requirements of all applicable regulatory, self-regulatory and administrative bodies.

Term

2.4 The employment term shall commence on November 14, 2016 and shall continue in effect unless terminated in accordance with Article 4 hereof.

2.5 Subject to the Corporation's obligation to provide severance benefits and the obligations of the Executive and the Corporation to provide any notice of termination required by this Agreement, the Executive and the Corporation acknowledge that this employment relationship may be terminated at any time and for any or no cause or reason, at the option of either the Executive or the Corporation.

3. REMUNERATION ANDBENEFITS

Salary

3.1 The Corporation shall pay to the Executive an annual salary (the "Base Salary") of USD $800,000, payable to the Executive in equal instalments once per month for the term hereof, in accordance with the payroll practices of the Corporation for its senior management in effect from time to time. The Base Salary will be subject to annual review in accordance with the Corporation's normal review process for other similarly situated senior executives. Any adjustment to the Base Salary shall not be automatic, but shall be based on the performance of the Executive over the past year or such other period of time provided for in that normal review process.

Bonus

3.2 The Executive will be eligible to participate in the Corporation's STIP annual bonus program, but acknowledges that any performance bonus shall be at the unfettered discretion of the Board of Directors, and shall be payable (if applicable) at such time as the Board of Directors shall determine in its sole discretion, except as otherwise explicitly provided herein. The annual bonus target shall be not less than 150% of Base Salary. Any Bonus awarded to the Executive will be paid by March 15 of the calendar year following the calendar year to which such Bonus relates.

Stock Options and Restricted Share Units

3.3 The Executive shall be entitled to participate in the Stock Option Plan and the Long Term Incentive Plan ("LTIP") established by the Corporation (collectively, the "Plans") on the terms and conditions set out in the Plans. The Executive shall be granted Options and Restricted Share Units ("RSUs") upon and subject to the terms and conditions of the Plans and subject to the discretion of the Board of Directors. At a minimum, the Executive will be granted a sign-on equity award on the "Effective Date" of 741,840 RSUs (the "Initial Grant") and will be granted a subsequent equity award having a grant date value USD $2,500,000 no later than February 2017 (the "Second Grant"). The Second Grant will be granted with 25% of the value in Options and 75% of the value in RSUs. Options will vest in equal shares over a four year period, with a 10 year expiry term, subject to the terms of this Agreement. RSUs will vest in equal shares over a three year period, subject to the terms of this Agreement. The strike price at which the Second Grant will be valued will be the lesser of (i) the closing trading price of the common shares on the date of grant and (ii) the volume-weighted average price of the common shares for the five trading days immediately preceding the date of grant. Options and RSUs granted pursuant to this Section 3.3 will be granted in accordance with the applicable plan and regulatory requirements..

Vesting Acceleration Upon Termination

3.4 Notwithstanding any provision to the contrary in the Plans, in the event that the Executive's employment is terminated by the Corporation pursuant to Sections 4.1(c), 4.1(d), 4.1(e) or 4.8, then any Options or RSUs that have been granted to the Executive during his employment, to the extent outstanding and unvested, will immediately vest, equal to the number of Options and RSUs scheduled to vest on each respective remaining vesting date multiplied in each case by a fraction, the numerator of which is the number of days from the grant date through the termination date, and the denominator of which is the number of days from the grant date through each respective vesting date.

Vesting Acceleration Upon a Change of Control

3.5 Notwithstanding any provision to the contrary in the Plans, in the event of a Change of Control, then any Options or RSUs that have been granted to the Executive during his employment, to the extent outstanding and unvested, will immediately vest.

Benefits

3.6 The Executive shall be eligible to participate in all benefits that the Corporation may provide for its senior management from time to time, in accordance with the terms of such plans as they may change from time to time.

Expenses

3.7 The Corporation will pay or reimburse the Executive for reasonable out-of-pocket business expenses, including travel and entertainment expenses, actually and properly incurred by the Executive in connection with his employment hereunder, in accordance with the policies of the Corporation in effect from time to time. For reimbursement of any such expenses, the Executive shall furnish the Corporation with such original receipts, credit card statements and other documentation for the applicable time period as may be reasonably required by the Corporation.

Professional Fees

3.8 The Executive will be entitled to reimbursement of reasonable legal, accounting and other professional fees incurred in connection with the negotiation of this Agreement, provided that such fees do not exceed USD $25,000 in 2016, and an annual reimbursement amount of up to USD $25,000 during the Term, starting in 2017.

Vacation

3.9 During each full calendar year of this Agreement, the Executive will be entitled to five (5) weeks vacation with pay.

Applicable Taxes

3.10 All payments and benefits hereunder shall be subject to all applicable tax and payroll

deductions and other withholdings required by law or regulation.

Affiliates

3.11 The Corporation may cause all or part of the Base Salary, Bonus and Benefits of the Executive to be paid by any Affiliate of the Corporation.

4. TERMINATION

Termination

4.1 This Agreement and the employment contemplated hereunder may (and in the case of Section 4.1(a), shall) be terminated, in the following manner and in the following circumstances:

(a) by the Executive, by providing three (3) months written notice of resignation to the Corporation (the "Notice of Resignation Period"), in which case this Agreement and the Executive's employment shall terminate at the end of the Notice of Resignation Period. The Corporation may in its sole discretion waive the Notice of Resignation Period, in whole or in part, subject to Section 4.2(a) below;

(b) by the Corporation, for Cause, upon notice in writing to the Executive setting out the Cause for termination (and, as applicable, the failure by the Executive to cure such event within any applicable cure period), in which case this Agreement and the Executive's employment shall terminate immediately upon receipt of that notice by the Executive from the Corporation;

(c) automatically without further notice, upon the death of the Executive, in which case the Executive's employment and this Agreement shall terminate on the date of the Executive's death;

(d) by the Corporation, without Cause and other than for the circumstances in Section 4.1(c) and 4.8, upon notice in writing to the Executive, in which case this Agreement and the Executive's employment shall terminate immediately upon receipt by the Executive of that notice; and

(e) by the Executive, in the event Good Reason occurs provided that, within six (6) months after the occurrence of Good Reason, the Executive gives notice to the Corporation that he intends to terminate his employment with the Corporation as a result thereof, in which case this Agreement and the Executive's employment shall terminate immediately upon receipt of that notice by the Corporation from the Executive.

Change in Control

4.2 This Agreement and the employment of the Executive shall be deemed to have been terminated pursuant to section 4.1(d) if:

(i) the Executive's employment with the Corporation is terminated for a reason other than the circumstances in Section 4.1(b) at any time within a period of twelve (12) months following a Change of Control; or

(ii) during the six month period prior to a Change of Control, the Executive's employment with the Corporation is terminated for a reason other than the circumstances in either Section 4.1(b) or 4.1(c), if the termination was at the request of a third party or otherwise arose in anticipation of the Change of Control.

Executive's Entitlement Upon Termination

4.3 In the event the Executive's employment is terminated pursuant to Section 4.1, and subject to the provisions of Section 4.6, the Executive shall be entitled only the following compensation and benefits upon termination:

(a) should this Agreement be terminated by the Executive pursuant to Section 4.1(a), and provided that the Executive has given the notice required by Section 4.1(a), the Executive shall only be entitled to:

(i) payment of the Executive's Base Salary and pro rata target Bonus accrued until the last day of the Notice of Resignation Period (whether or not the Company waives the Notice of Resignation Period, in whole or in part, pursuant to Section 4.1(a)), plus any Bonus awarded to the

Executive but unpaid, including any amount of the signing bonus not yet paid;

(ii) continued coverage under any Benefit plan in which the Executive was participating at the effective date the Notice of Resignation was given, up to the last day of the Notice of Resignation Period;

(iii) the value of any vacation time to which the employee was entitled up to the last day of the Notice of Resignation Period, to the extent that the Executive's vacation entitlement has not been used by the date the Notice of Resignation was given, to be paid within thirty (30) days after the last day of the Notice of Resignation Period;

(iv) any business expenses properly incurred under Section 3.7 of this Agreement, but not reimbursed at the effective date of the waiver of the Notice of Resignation Period, to be paid within thirty (30) days after the last day of the Notice of Resignation Period.

(b) should this Agreement be terminated pursuant to Section 4.1(b) or Section 4.1(c), the Executive shall only be entitled to:

(i) payment of the Executive's Base Salary and pro rata target Bonus accrued up to the date of termination of the Executive's employment by the Corporation, plus any Bonus awarded to the Executive but unpaid, including any amount of the signing bonus not yet paid;

(ii) any Benefits to which the Executive may be entitled and which are unpaid as of the date of termination of the Executive's employment by the Corporation), to be paid within thirty (30) days after the date of termination of the Executive's employment by the Corporation;

(iii) the value of any vacation time to which the employee was entitled as of the date of termination of the Executive's employment by the Corporation, to be paid within thirty (30) days after the date of termination of the Executive's employment by the Corporation;

(iv) any business expenses properly incurred under Section 3.7 of this Agreement, but not reimbursed as of the date of termination of the Executive's employment by the Corporation, to be paid within thirty (30) days after the date of termination of the Executive's employment by the Corporation.

(c) should the Agreement be terminated pursuant to either Sections 4.1(d), 4.1(e) or 4.2, the Executive shall only be entitled to:

(i) payment of an amount equal to twenty-four (24) months of the Executive's Base Salary, and twenty-four (24) months of the Executive's annual target Bonus, to be paid within thirty (30) days after the date of termination of the Executive's employment;

(ii) the value of any vacation time to which the employee was entitled as of the date of termination of the Executive's employment, to be paid within thirty (30) days after the date of termination of the Executive's employment;

(iii) any business expenses properly incurred under Section 3.7 of this Agreement, but not reimbursed as of the date of termination of the Executive's employment.

(iv) any pro rata target Bonus accrued up to the date of termination, plus any Bonus awarded to the Executive but unpaid, including any amount of the signing bonus not yet paid, as of the date of termination of the Executive's employment, to be paid within thirty (30) days after the date of termination of the Executive's employment;

(v) payment of an amount sufficient to purchase benefits comparable to the Benefits for a period of twenty-four (24) months following the date of termination of the Executive's employment by the Corporation, to be paid in equal monthly instalments following the date of such termination and commencing 30 days after the date of such termination.

Effect of Termination

4.3 Upon termination of his employment for any reason whatsoever, the Executive shall thereupon be deemed to have immediately resigned any position the Executive may have as an officer, director or employee of the Corporation, together with any other office, position or directorship which the Executive may hold with any of the Affiliates. In such event, the Executive shall, at the request of the Corporation, forthwith execute any and all documents appropriate to evidence such resignations. The Executive shall not be entitled to any payments in respect of such resignations other than the payments specifically provided for herein.

Payment Upon Termination

4.4 The payments referred to in Section 4.3 are inclusive of any termination and/or severance payments that may be required under any applicable employment standards legislation, and have been agreed upon by the Executive and the Corporation with reference to the Executive's length of service with the Corporation and all other relevant or applicable factors.

Release

4.5 the employment of the Executive is terminated by the Corporation pursuant to Section 4.1(d), the Executive will be eligible for the severance payments and benefits set out in Section 4.3, provided

(a) the Executive continues to comply with the Articles 6, 7 and 8 of this Agreement; and

(b) the Executive executes, and does not revoke, a written waiver and release of all claims, demands and causes of action related to the Executive's employment against the Corporation and related parties (other than as to any vested benefits to which the Executive may be entitled under any employee benefit plan or the Plans, or this Agreement) in a form reasonably prescribed by the Corporation ("Release"). If the Executive fails to execute and tender the release referred to in sub-section (b) above within the time therein specified, the

Corporation may suspend all further payments to the Executive until such time as such release is executed and tendered by the Executive.

4.6 The Executive agrees that payment by the Corporation of the amounts set out in Section 4.3 shall be in full and final settlement of any and all actions, causes of actions, suits, claims, demands and entitlements whatsoever which the Executive has or may have against the Corporation and its Affiliates and any of their respective directors, officers, employees, representatives, successors and assigns arising out of his hiring, his employment and the termination of his employment or this Agreement.

Disability

4.7 If, during the term of this Agreement, illness, disease, or physical or mental incapacity render the Executive generally incapable of performing his duties or obligations under this Agreement, or unfit to advance or represent the Corporation (a) for a period in excess of ninety (90) consecutive days, or (b) for more than one hundred and eighty (180) days, whether consecutive or not, in any period of twelve (12) consecutive months period, then the Corporation shall have the right to terminate this Agreement, on thirty (30) days' notice to the Executive. Any such termination shall be treated in the same way as a termination pursuant to Section 4.1(c) provided that the Executive has qualified for long term disability benefits, failing which such termination shall be treated in the same way as a termination pursuant to Section 4.1(d). The provisions of this Section 4.8 are not intended to affect any rights the Executive may otherwise have under any disability insurance policies in effect at the time of such disability or termination.

Return of Property

4.8 On the date of termination of the Executive's employment terminates pursuant to this Article 4, the Executive shall promptly surrender to the Corporation all information in whatever form (including all Confidential Information) and any other documents, materials, data, property, information and equipment belonging to the Corporation or its Affiliates or relating to the business of the Corporation or its Affiliates that is in the Executive's possession, custody or control, and the Executive shall not thereafter retain or

deliver to any other Person any of the foregoing or any summary or memorandum thereof.

5. **CONFIDENTIAL INFORMATION**

Confidentiality

5.1 During the term of this Agreement and following the termination thereof, the Executive shall not use, divulge, diffuse, sell, transfer, give, circulate, or otherwise distribute to any Person whatsoever or whomsoever, or otherwise make public, any Confidential Information.

5.2 Notwithstanding any provision of this Agreement to the contrary, the Executive shall have the right to use Confidential Information in relation to the performance of his duties, in which event, the Executive shall, at all times, take all measures specified by the Corporation to prevent the disclosure or non-authorized use of such Confidential Information. The Corporation recognizes that from time to time, the Executive may install, copy or receive Confidential Information on computer systems not owned or controlled by the Corporation, in which event, the Executive shall, at all times, take all measures necessary to ensure the security of such information.

5.3 Except when reasonably required in accordance with the performance of his duties, under no circumstances shall the Executive reproduce any Confidential Information without the prior written consent of the Chief Executive Officer. All reproductions of Confidential Information shall be governed by this Agreement and shall be treated as Confidential Information hereunder.

5.4 The Executive shall not publish or release or allow the publication or release of any material containing Confidential Information without the prior written consent of the Chief Executive Officer.

Corporation Property

5.5 Confidential Information (including any reproduction thereof) and all other Intellectual Property Rights shall remain the sole property of the Corporation and shall be returned to the Corporation immediately upon request or pursuant to Section 4.9 above.

6. NON-COMPETITION

Non-Competition

6.1 The Executive shall not, during the term of this Agreement and for a period of:

(i) six months following the termination of his employment pursuant to Section 4.2 of this Agreement; or

(ii) one year following the termination of his employment of any other reason;

on his own behalf or on behalf of any person, whether directly or indirectly, in any capacity whatsoever, alone, through or in connection with any person, carry on or be engaged in or have any financial or other interest in or be otherwise commercially involved in any endeavour, activity or business in all or part of the Territory which is the same as or competes with all or any part of the Business.

Exception

6.2 It shall not be a breach of the obligations of the Executive under Sections 6.1 or 7.1 for the Executive to own, strictly as a passive investor, no more than one percent (1%) (including shares held by any person who is related to the Executive by law, by blood, by marriage or by any common-law relationship, or who is acting jointly or in concert with the Executive) of the issued and outstanding shares of, or any other interest in, any body corporate which is listed on any recognized stock exchange, the business of which body corporate is in competition, in whole or in part, with the Corporation.

7. NON-SOLICITATION

Non-Solicitation of Customers or Employees

7.1 The Executive shall not, during the term of this Agreement and for a period of one (1) year following the date of termination of his employment, for any reason, on his own behalf or on behalf of or in connection with any other person, without the prior written consent of the Corporation, directly or indirectly, in any capacity whatsoever, alone through or in connection with any person:

(a) canvass or solicit the business of (or procure or assist the canvassing or soliciting

of the business of) any Customer or Prospective Customer for any purpose which is competitive with all or any part of the Business;

(b) procure or assist the acceptance from any Customer or Prospective Customer any business that is competitive with all or any part of the Business;

(c) procure or assist the supply to any Customer or Prospective Customer for any purpose any goods or services that are competitive with all or any part of the Business;

(d) employ, engage, offer employment or engagement to or solicit the employment or engagement of or otherwise entice away any person who is employed or engaged by the Corporation or its Affiliates, whether or not such person would commit any breach of his/his contract or terms of employment or engagement by leaving the employ or the engagement of the Corporation or such Affiliate; or

(e) procure or assist any person to employ, engage, offer employment or engagement or solicit the employment or engagement of any person who is employed or engaged by the Corporation or its Affiliates or otherwise entice away from the employment or engagement of the Corporation or its Affiliates any such person.

Non-Interference

7.2 The Executive shall not, during the term of this Agreement and for a period of one (1) year following the date of termination of his employment, on his own behalf or on behalf of or in connection with any other person, directly or indirectly, in any capacity whatsoever, including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee, or by and through any corporation, cooperative, partnership, trust, unincorporated association or otherwise, intentionally interfere or attempt to interfere with all or any part of the Business or persuade or attempt to persuade any Customer, Prospective Customer, employee or supplier of the Corporation or its Affiliates to discontinue or alter such person's relationship with the Corporation or its Affiliates.

8. NON-DISPARAGEMENT

Non-Disparagement

8.1 The Executive shall not make or publish any written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumours, allegations, negative reports or comments) that are disparaging, deleterious or damaging to the integrity, reputation or goodwill of the Corporation, its Affiliates or its and their respective management.

8.2 The Corporation shall not make or publish any written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumours, allegations, negative reports or comments) that are disparaging, deleterious or damaging to the integrity, reputation or goodwill of the Executive.

9. INTELLECTUAL PROPERTY

Ownership of Intellectual Property

9.1 All rights, titles and interests in or to any Development shall vest in and shall be owned exclusively by the Corporation immediately on its creation or conception. The Executive irrevocably grants, transfers and assigns to the Corporation all of his right, title and interest, if any, in any and all Developments, including rights to translation and reproductions in all forms or formats and all Intellectual Property Rights if any, therein.

9.2 At all times hereafter, the Executive shall promptly disclose to the Corporation all Developments, and shall execute such written transfers or assignments of such Developments to the Corporation as the Corporation may request. The Executive shall assist the Corporation to obtain any Intellectual Property Right in Canada, the United States and in any other countries, with respect to any Development granted, transferred or assigned to the Corporation. The Executive shall execute such documents, and do all things necessary to apply for, obtain or protect such Intellectual Property Rights, to further assign such Intellectual Property Rights to the Corporation, and to assist the Corporation in enforcing its rights against infringement by other parties at the

Corporation's expense.

9.3 The Executive shall keep complete, accurate, and authentic information and records with respect to Developments in the manner and form specified by the Corporation. Such information and records, and all copies thereof relating to any Developments, shall be the property of Corporation. The Executive shall promptly deliver such information and records at the request of the Chief Executive Officer. All such information and records shall be Confidential Information upon their creation.

Moral Rights

9.4 The Executive hereby irrevocably waives, in favour of the Corporation, its successors, assigns and nominees, all moral rights arising under the Copyright Act (Canada) as amended (or any successor legislation of similar effect) or similar legislation in any applicable jurisdiction, or at common law, to the full extent that such rights may be waived in each respective jurisdiction, that the Executive may have now or in the future with respect to the Developments.

Assignment and Quitclaim

9.5 Concurrently with the execution of this Agreement, the Executive will execute and deliver to the Corporation an Assignment and Quitclaim substantially in the form attached hereto as Schedule "A".

10. RECOGNITION

Recognition

10.1 The Executive expressly acknowledges that the provisions of Articles 5, 6, 7, 8 and 9 of this Agreement are of the essence of this Agreement, and that the Corporation would not have entered into this Agreement, without the inclusion of the said Articles.

10.2 The Executive further expressly acknowledges that the application or enforcement by the Corporation of the provisions of Articles 6, 7, 8 and 9 of this Agreement would not have the effect of prohibiting the Executive from earning a living in a satisfactory manner in the event of the termination of his employment and of this Agreement.

10.3 The Executive further expressly acknowledges that the provisions of Articles 5, 6, 7, 8 and 9 of this Agreement grant to the Corporation only such protection as is reasonably necessary to preserve the legitimate interests of the Corporation and the Executive equally recognizes, in this respect, that the description of the Business and Territory is reasonable.

Remedies

10.4 The Executive hereby recognizes and expressly acknowledges that the Corporation would be subject to irreparable harm should the Executive breach any of the provisions of Article 5, 6, 7, 8 or 9 of this Agreement, or any of the Executive's obligations thereunder; that damages alone would be an inadequate remedy for any breach of any of those provisions; and that the Corporation, in addition to all other remedies, shall be entitled as a matter of right to equitable relief, including temporary or permanent injunction, to restrain any such breach, whether actual or threatened.

11. CONFLICTING OBLIGATIONS

No Conflicting Obligations

11.1 The Executive represents and warrants to the Corporation that:

(a) other than as the Executive has disclosed to the Corporation, there exists no agreement or contract, and he is not subject to any obligation, that restricts him from (i) being employed by the Corporation; or (ii) performing the duties assigned to him pursuant to this Agreement; or (iii) soliciting the clients or customers of a third party; or (iv) using information within his knowledge or control which may be useful in the performance of his duties for the Corporation;

(b) in the performance of his duties for the Corporation, he shall not knowingly or improperly bring to the Corporation, or use, any trade secrets, confidential information or other proprietary information of any third party; and

(c) he will not knowingly infringe, or cause the Corporation to infringe the Intellectual Property Rights of any third party.

Indemnities

11.2 The Executive acknowledges that the Corporation has relied upon the representations outlined in Section 11.1 above. The Executive shall indemnify and hold the Corporation, its Affiliates and their respective directors, officers, employees, agents and/or consultants harmless against any and all claims, liabilities, losses, damages, costs, fees and/or expenses, including reasonable legal fees, incurred by the Corporation, its Affiliates and their respective directors, officers, employees, agents and/or consultants by reason of an alleged breach by the Executive of any of the representations contained in Section 11.1 of this Agreement, or any failure of the Executive to provide the notice required by Section 4.1(a).

11.3 Subject to the provisions of the Business Corporations Act (Ontario), the Corporation agrees to indemnify and hold the Executive harmless from and against any and all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which the Executive is made a party by reason of his position as an officer, director or employee of the Corporation or its Affiliates, provided that the Executive has acted and continues to act honestly and in good faith.

11.4 When seeking indemnification under this Agreement, the person seeking indemnification (the "Indemnitee") shall submit a written request for indemnification to the person from whom indemnification is sought (the "Indemnitor") as soon as reasonably possible after the Indemnitee becomes aware of any threatened, pending or completed claim, demand, threat, discovery request, request for testimony or information, action, suit, arbitration, alternative dispute mechanism, investigation, hearing, or other proceeding, including any appeal from any of the foregoing, whether civil, administrative or investigative (a "Proceeding") which may give rise to indemnification under this Agreement. Such notice shall be directed to the Chair of the Board of the Company or the Executive, as the case may be, with a copy to the Company's counsel. Failure to give notice in a timely fashion shall not disentitle the Indemnitee to indemnification unless and to the extent the Indemnitor suffers actual prejudice by reason of the delay.

11.5 A request for indemnification shall include such documentation or information, which is reasonably available to the Indemnitee, as is reasonably necessary for the Indemnitor to make a determination of the Indemnitee's entitlement to indemnification hereunder.

11.6 The termination or dismissal of any Proceeding by judgment, order, settlement or conviction shall not, of itself, adversely affect the rights of the Indemnitee to indemnification hereunder except as may be specifically provided herein.

11.7 The Indemnitor shall be entitled to participate at its own expense in the defence of any Proceeding other than one brought by or on behalf of the Indemnitor against the Indemnitee. If the Indemnitor elects after receipt of notice of a Proceeding, or the Indemnitee in that notice so directs, the Indemnitor shall assume control of the negotiation, settlement or the defence of the Proceeding, in which case the defence shall be conducted by counsel chosen by the Indemnitor. If the Indemnitor elects to assume control of the defence, the Indemnitee shall have the right to participate in the negotiation, settlement or defence of the Proceeding and to retain counsel to act on the Indemnitee's behalf. The Indemnitee and the Indemnitor shall cooperate fully with each other and their respective counsel in the investigation related to, and defence of, any Proceeding and shall make available to each other all relevant books, records, documents and files and shall otherwise use their best efforts to assist each other's counsel to conduct a proper and adequate defence. Notwithstanding anything to the contrary, the Indemnitor shall not have the right to assume control of the negotiation, settlement or the defence of the Proceeding unless the Indemnitor shall have previously expressly acknowledged in writing complete responsibility to Indemnitee for such matter.

11.8 The parties shall act reasonably in the settlement of any Proceeding. The Indemnitor may, with the prior written consent of the Indemnitee, enter into an agreement to settle any Proceeding. In seeking such consent, the Indemnitor will provide the Indemnitee with a reasonable period of time, in light of the circumstance, to consider the terms of a proposed settlement.

11.9 If the Indemnitee refuses after requested by the Indemnitor to give consent to the terms

of a proposed settlement which is otherwise acceptable to the Indemnitor, the Indemnitor cannot settle but may require the Indemnitee to negotiate or defend the Proceeding independently of the Indemnitor at the Indemnitee's expense. In that case, any amount recovered by the claimant in excess of the amount which settlement could have been made by the Indemnitor shall not be recoverable under this Agreement and the Indemnitor will only be responsible under this Agreement to the Indemnitee and the other parties to the Proceeding for the Expense up to the time in which settlement could have been made.

11.10 The Indemnitor shall not be liable for any settlement of any Proceeding effected without its prior consent. Notwithstanding the foregoing, if the Indemnitor withholds its consent to a request by the Indemnitee to defend against or negotiate any settlement of any Proceeding and does not itself pursue a settlement or defense of such Proceedings, then the Indemnitee may, at its expense, negotiate or defend the Proceeding independently of the Indemnitor, but subject to indemnification by Indemnitor hereunder.

11.11 The Indemnitee shall not negotiate any settlement in a Proceeding without the prior written consent of the Indemnitor, which shall not be unreasonably withheld.

11.12 The provisions for indemnification and advancement of Expenses to the Indemnitee set forth in this Agreement shall not be deemed exclusive of any other rights to which the Indemnitee may otherwise be entitled. The Indemnitor shall not be liable under this Agreement to make any payment of amounts subject to indemnification hereunder if and to the extent that the Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise, if such payment is not recoverable from the Indemnitee.

11.13 The Corporation will endeavour, at its expense, to secure and hold throughout the term herein, and any extensions thereof, Officers and Directors' liability insurance with the Executive as the insured, by virtue of his employment in a form and with coverages and limits acceptable to the Corporation, acting reasonably and prudently, provided that such insurance is available to the Corporation at commercially reasonable rates.

12. GENERAL

Notice Provisions

12.1 Except as otherwise expressly provided in this Agreement, all notices relating to this Agreement shall be in writing and either delivered by hand, courier service or facsimile transmission and addressed as follows:

The Executive:	Allan Oberman 7071 Bayview Avenue, Suite PL12 Thornhill, ON L3T 7Y8
The Corporation:	Concordia International Corp. 277 Lakeshore Road East, Suite 302 Oakville, Ontario L6J 1H9

Any address referred to in this Section 12.1 may be changed by notice given in accordance with the provisions of this Section. Any notice which is delivered by hand, courier service or facsimile transmission shall be effective when delivered.

Entire Agreement

12.1 This Agreement contains the entire agreement between the Corporation and the Executive and supersedes all previous negotiations, understandings and agreements whether oral or written, with respect to the terms and conditions of employment between the Corporation and the Executive.

Survival

12.2 It is expressly agreed by the parties hereto that the provisions of Articles 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13 of this Agreement shall survive any termination of this Agreement and of the Executive's employment, for any reason.

Privacy

12.3 The Executive acknowledges and agrees that the Corporation has the right to collect, use and disclose his personal information for purposes relating to his employment with the

Corporation, including:

(a) ensuring that he is paid for his services to the Corporation;

(b) administering any Benefits to which he is or may become entitled, including disclosing his personal information to any insurance company and/or broker or to any entity that manages or administers the Corporation's benefit plans;

(c) compliance with any regulatory reporting and withholding requirements relating to his employment;

(d) in the event of a sale or transfer of all or part of the shares or assets of the Corporation, disclosing to any potential acquiring organization the Executive's personal information solely for the purposes of determining the value of the Corporation and its assets and liabilities and to evaluate the Executive's position in the Corporation. If the Executive's personal information is disclosed to any potential acquiring organization, the Corporation will require the potential acquiring organization to agree to protect the privacy of the Executive's personal information in a manner that is consistent with any policy of the Corporation dealing with privacy that may be in effect from time to time, and/or any applicable law that may be in effect from time to time.

12.4 The consent provided herein shall terminate on the termination of this Agreement, except to the extent necessary to enable the Parties to comply with their obligations under this Agreement.

Governing Law

12.5 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario.

Successors and Assigns

12.6 This Agreement may not be assigned by the Executive. This Agreement and the rights and obligations of the parties hereunder may, without any further consent of the Executive, be assigned by the Corporation to an Affiliate or to any Person that succeeds to all or substantially all of the business, assets or property of the Corporation.

Execution of Further Documents

12.7 The Corporation and Executive shall, from time to time and at all times, do all such further acts and execute and deliver all such further documents and assurances as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

Amendments and Waivers

12.8 No supplement, modification, amendment or waiver of this Agreement shall be binding unless executed in writing by the Executive and the Corporation. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver constitute a waiver or continuing waiver unless otherwise expressly stated in writing by the party to be bound thereby.

Severability

12.9 In the event that any provision or any part of any provision hereof is deemed to be invalid by reason of the operation of any law or by reason of the interpretation placed thereon by a court, this Agreement shall be construed as not containing such provision or part of such provision, and the invalidity of such provision or such part shall not affect the validity of any other provision, or the remainder of such provision hereof. All other provisions hereof that are otherwise lawful and valid shall remain in full force and effect.

Legal Advice

12.10 The Executive acknowledges that he has been afforded the opportunity to obtain independent legal advice with respect to this Agreement and that he fully understands the nature and consequences of this Agreement.

Currency

12.11 All amounts expressed herein are in Canadian dollars unless otherwise noted, and all payments hereunder are subject to all applicable and required withholdings and deductions.

Preamble/Recital

12.12 The Executive and the Corporation acknowledge and agree that the provisions contained in the preamble/recital section of this Agreement shall form part of this Agreement and may be relied upon by either party.

Counterparts

12.13 This Agreement may be executed by the parties in one or more counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts shall together constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the date first above written.

SIGNED in the presence of:

CONCORDIA INTERNATIONAL CORP.

Witness

Printed Name: ANDREW TEEHAN

By:

Name: Francesco Tallarico

Title: Chief Legal Officer and Secretary

I have the authority to bind the corporation

EXECUTIVE

By: ______________________

Allan Oberman

SCHEDULE "A"

INDIVIDUAL - ASSIGNMENT AND QUITCLAIM

IN CONSIDERATION of the sum of One Dollar ($1.00) and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the undersigned), the undersigned does hereby sell, assign, transfer and quitclaim unto Concordia International Corp., its successors and assigns (collectively, the "Assignee"), all past, present and future right, title and interest in and to any

(a) product, discovery, invention, design, technology, improvement, concept, specification, creation, development, treatment, computer program, method, process, apparatus, specimen, formula, formulation, hardware or firmware;

(b) literary material, memorandum, article, letter, notebook, report, software, design, drawing, artwork, image, and any other work of authorship;

(whether or not patentable or copyrightable) and any legally recognized intellectual property relating to any of the foregoing, (including, but not limited to, patents, copyrights, trademarks, topographies, know-how and trade secrets):

(c) that the undersigned creates or develops while in the employment of the Assignee; or

(d) that were created or developed, or which the undersigned creates or develops, using the resources of the Assignee (in whole or in part); and

(all of the foregoing collectively, the "Work Product") together with all of the goodwill of the undersigned associated with such Work Product and the right to sue for past violations or infringements of the Work Product.

The undersigned, for the consideration specified as aforesaid, acknowledges that the Assignee shall have the sole and exclusive right but not the obligation to use, adapt, change or revise any or all of the Work Product, and the undersigned hereby expressly and irrevocably waives any so called "moral rights" of authors in the Work

Product which now are, or hereafter may be, recognized by custom, usage or law.

Nothing in this Assignment and Quitclaim transfers or conveys to the Assignee any interest that the undersigned may have in the intellectual property of Tribute Pharmaceuticals Inc.

IN FURTHER CONSIDERATION as aforesaid the undersigned hereby represents and warrants:

(a) That the undersigned has the power to sell;

(b) That the undersigned is the legal and beneficial owner of all the right, title and interest hereby conveyed, transferred and quitclaimed to the Assignee;

(c) the undersigned has not conveyed or encumbered the Work Product or any interest therein and that, other than in favour of the Assignee, these are not now outstanding any options, agreements or understandings capable of becoming an option or agreement for the sale, transfer or assignment of the Work Product or any interest therein;

(d) That in those jurisdictions that recognized the concept, the Work Product shall be a work made-for-hire and the Assignee shall be deemed to be the sole Author of the Work Product and shall be the sole owner of any and all rights therein;

(e) That when requested to do so by the Assignee, the undersigned will execute all further documents and papers and do all further acts and things pertaining to such Work Product and the copyright, patent, trade-mark, trade secret or other protection thereof as the Assignee may from time to time request. In this regard, the undersign hereby irrevocably appoints any officer or director of the Assignee for the time being as the undersigned's attorney, with full power of substitution, to execute and deliver all such documents and papers and to do all such acts and things, in the undersigned's name or othe1wise, should the undersigned refuse or otherwise fail to do so. This power of attorney shall survive the death and incapacity of the undersigned and is coupled with an interest; and

(f) That the right, title and interest hereby conveyed, transferred and

quitclaimed to the Assignee is free and clear of all claims, security interests, mortgages, encumbrances and equities of any kind or nature whatsoever.

(g) That the undersigned will not be a non-resident of Canada within the meaning ascribed to that term in the Income Tax Act (Canada) after January 4, 2017.

IN WITNESS WHEREOF, the undersigned has executed this Assignment and Quitclaim under seal as of the 1st day of November, 2016.

SIGNED, SEALED & DELIVERED

in the presence of:

____
Witness
Printed Name:

[NAME]

By: ______________________________
Name: Allan Oberman
Title: Chief Executive Officer

CONCORDIA INTERNATIONAL CORP

December 5, 2016

Allan Oberman
7071 Bayview Avenue, Suite PL12
Thornhill, ON L3T 7Y8

Dear Allan,

You entered into an employment agreement dated November 1, 2016 with Concordia International Corp. (the "**Employment Agreement**"). The purpose of this letter is amend the terms of the Employment Agreement to give effect to the expressed intention of the parties to the Employment Agreement with respect to the timing of payment of salary earned in the 2016 calendar year. This letter (the "**Amendment Letter**") amends the Employment Agreement as follows:

1. All capitalized terms used but not defined herein shall have the same meaning as ascribed thereto in the Employment Agreement.
2. Section 3.1 of the Employment Agreement is deleted in its entirety and replaced with the following:
   - "The Corporation shall pay to the Executive an annual salary (the "Base Salary") of USD$800,000, payable to the Executive in accordance with the payroll practices of the Corporation for its senior management in effect from time to time. The Base Salary will be subject to annual review in accordance with the Corporation's normal review process for other similarly situated senior executives. Any adjustment to the Base Salary shall not be automatic, but shall be based on the performance of the Executive over the past year or such other period of time provided for in that normal review process. Notwithstanding the foregoing, any salary earned in 2016 shall be accrued and will not be paid before the Corporation's first regularly scheduled payroll payment date in January 2017."
3. All other terms and conditions in your Employment Agreement shall remain the same. This Amendment Letter shall be governed by and interpreted in accordance with the laws of the Province of Ontario. This Amendment Letter may be executed in one or more counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts shall together constitute one and the same instrument.

Please indicate your acceptance of the Amendment Letter by signing, scanning, and emailing me back a copy of this letter. Please feel free to call me with any questions.

Sincerely,

Francesco Tallarico
Chief Legal Officer & Secretary

Allan Oberman

Date: December 6, 2016

Witness: Francesco Tallarico

Date: December 6, 2016